Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-___) pertaining to the 2008 Omnibus Incentive Plan of Sunrise Senior Living, Inc. of our report dated February 27, 2009, except for Paragraphs 4 and 5 of Note 11 and Paragraphs 3 through 6 and Paragraphs 8 and 11 of Note 25, as to which the date is March 26, 2009, with respect to the consolidated financial statements of Sunrise Senior Living, Inc. included in its Annual Report (Form 10-K/A) for the year ended December 31, 2008, and our report dated February 27, 2009, with respect to the effectiveness of internal control over financial reporting of Sunrise Senior Living, Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
July 23, 2009